                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                ________________


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                                 July 17, 2001


                                _______________


                               IFCO SYSTEMS N.V.
                (Translation of registrant's name into English)



                          RIVIERSTAETE, AMSTELDIJK 166
                       1079 LH AMSTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


                                 ______________


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


               Form 20-F   [X]                    Form 40-F    [ ]


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                      Yes   [ ]                 No   [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A.

AD HOC DISCLOSURE

     The ad hoc disclosure filed by the registrant with the Frankfurt Stock Exchange on July 17, 2001, regarding the registrant's filing of its First Quarterly Report 2001 results with the Securities and Exchange Commission on July 16, 2001 and the Frankfurt Stock Exchange on July 13, 2001, is attached to this report as Appendix A.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    IFCO SYSTEMS N.V.
                                    (Registrant)


Date: July 27, 2001                 By: /s/ Michael W. Nimtsch
                                       ------------------------------------
                                       Michael W. Nimtsch
                                       Senior Executive Vice President and
                                       Chief Financial Officer

                                                                      APPENDIX A

IFCO Systems Reports Fiscal First Quarter Results In Line With Budget
Expectations

IFCO Systems N.V. announced the filing of its first quarter 2001 results and financial statements on SMAX and on NASDAQ (SEC).

Sales for continuing operations totaled to $126.6 million which is 2.0% ahead of prior year. EBITDA from continuing operations in Q1 2001 totaled to $33.8 million, which includes a currency gain of $18.8 million. The gain reflects the change in the value of the EURO denominated debt when translated into USD. This is a non-cash item. IFCO Systems reports a net profit of $11.5 million in the first quarter 2001.

RTC revenues grew by 11.5% to $42.6 million. RTC trips increased by 10.4% to
58.7 million trips. RTC pool utilization improved as expected. EBITDA for the RTC business totaled $8.5 million, compared to $11.6 million in the prior year. EBITDA margin of Q1 2001 is higher than the average margin 2000 and Q4 2000.

Despite the economic downturn in the U.S. economy, Pallet Services revenue were nearly stable at $54.1 million compared to prior year. EBITDA declined by $0.3 million to $4.0 million in 2001.

Pallet Pooling Services revenue grew 13.2% to $4.3 million. EBITDA grew to $0.1 million from breakeven in the prior year.

Drum Reconditioning revenue were $25.6 million. Due to a decline in citrus and strawberry volumes, sales declined by 5.9% compared to prior year. EBITDA declined by $0.6 million to $2.4 million. The cost of reconditioning the drums was inflated by very high natural gas prices ($1.0 million increase) during the quarter, being the main reason for this decline.

As a result of the cost reduction measures initiated in Q4 2000, overhead expenses declined to an annual run rate of $10.3 million, which equals to a reduction of more than $10 million.

Debt as of March 31, 2001 totaled $374.4 million, which is below budget expectations. Liquidity, defined as cash plus availability under the senior credit facility minus borrowings, was $27.8 million. IFCO Systems was in compliance with its bank covenants as of March 31, 2001.

The first quarter report 2001 is available on our homepage www.ifcosystems.de or www.ifcosystems.com.

End of ad hoc announcement